Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 27, 2015

Via EDGAR

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation

Registration Statement on Form S-3 (File No. 333-202434)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2015.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated April 17, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.

We note your response to comment one of our letter dated March 26, 2015. We continue to believe that you may have commenced this transaction privately, on or about April 9, 2013, when you and the unitholders executed the Exchange Agreement. When an overlying security is exchangeable for an underlying security within one year, an offer of the underlying security is deemed to occur at the time of the offer of the overlying security. Under the circumstances, we would not object if you converted the transaction to a resale by the unitholders of the Class A common stock that has been issued, and is issuable, in exchange for New TMM Units and paired shares of Class B common stock. If you continue to believe that the shares have not been offered privately, please provide a detailed supporting analysis citing relevant regulatory guidance.

Response to Comment 1

In response to the Staff’s comment, we have converted the Registration Statement to register the resale by the unitholders of shares of Class A common stock that have been issued, or are issuable, in exchange for New TMM Units and paired shares of Class B common stock. We note that the number of shares of Class A common stock for which we are seeking registration has decreased by 3,027 shares since our initial filing on March 2, 2015, as a result of forfeitures of unvested New TMM Units and paired shares of Class B common stock previously held by an employee of the Company upon his termination of employment.

Incorporation of Documents by Reference, page 2

2.	We are continuing to evaluate your response to comment one of our letter dated March 26, 2015 regarding the issuance of Class A common stock to management unitholders pursuant to Rule 701 of the Securities Act. We will issue comments, if any, in a subsequent letter.

Response to Comment 2

No response is necessary.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Kevin E. Manz at (212) 373-3031.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.

Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq.

Taylor Morrison Home Corporation

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